FUNDRISE INNOVATION FUND II, LLC

11 Dupont Circle NW, 9th Floor

Washington, D.C.  20036

June 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0505

Re:	Fundrise Innovation Fund II (the “Registrant”)
Initial Registration Statement on Form N-2
(File Nos. 333-296580 and 811-24191)

Dear Sir or Madam,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment is hereby incorporated into the Registrant’s Form N-2 Registration Statement filed with the Securities and Exchange Commission on June 8, 2026 (Accession Number 0001213900-26-066105).

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the District of Columbia, on this 8th day of June, 2026.

If you have any questions or require further information, do not hesitate to contact Steven B. Boehm at (202) 383-0176, or in his absence, Owen J. Pinkerton at (202) 383-0262. Thank you for your assistance regarding this matter.

Sincerely,

FUNDRISE INNOVATION FUND II, LLC

By:	Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Benjamin S. Miller
Chief Executive Officer